                                  EXHIBIT 10.1


                          TRANSTECHNOLOGY CORPORATION
                      FY'96-98 INCENTIVE COMPENSATION PLAN

The goal of the 1996-98 Incentive Compensation Plan is to directly align the focus and remuneration of the divisional and corporate management with that of the shareholders. This means that long term growth in the value of the business, in addition to short term profit increases, will be key considerations in awarding bonuses. That is not to say, however, that short term achievements should not be considered for the payment of bonuses or that the time frame of paying out such "Shareholder Value" based bonuses should be excessively long. Individuals receiving bonuses should have the criteria used in determining and measuring those bonuses fall within events which they can control and/or influence. Individuals, and individual business units, should be rewarded for their performance and should not be penalized for the failure of another unit, yet at the same time, at another level, it is important to recognize that we are all in this together. Incentive Compensation should be adequately high to motivate the best managers, yet not become an obstacle in the minds of shareholders that management is receiving a disproportionate award. Each of these considerations is addressed and included in this plan. The 1996-98 plan reflects the input of the corporate officers and staff, division presidents, and the Incentive Compensation Committee of the Board of Directors.

THE OBJECTIVES OF THE 1996-1998 INCENTIVE COMPENSATION PLAN ("THE PLAN") ARE TO
(1) RECOGNIZE THE ACHIEVEMENT OF ABOVE AVERAGE RESULTS IN THE CURRENT FISCAL YEAR; AND, (2) REWARD INCREASES IN THE VALUE OF THE ENTITY (AS DETERMINED BY THE MARKETS AND AS SHARED WITH THE SHAREHOLDERS) OVER THE LONGER TERM. These goals are consistent with the guidelines and objectives of the incentive compensation program as established by the Board of Directors.

                             DIVISIONAL BONUS POOLS

ANNUAL CASH BONUS

The Plan will have two components. The first is a bonus to be paid in cash annually at the conclusion of the fiscal year end audit, as is currently done. Determination of the bonus pool amount and eligibility will be essentially unchanged from that used in the old plan. The '96-'98 Plan's bonus pool for a division staff will be 2% of BTP before the bonus, any acquisition interest, and corporate charges and .6% of that same sum for Division Presidents. The total amount of the annual cash bonus pool, however, will be reduced by the elimination of the "multiples" that were a significant portion of the '93-'95 Plan. The '93-'95 plan "multiples" were established as an incentive for the divisions to provide consistent financial performance during the difficult corporate restructuring that was
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INCENTIVE COMPENSATION PLAN 1996-98
AS APPROVED BY THE BOARD OF DIRECTORS JULY 12, 1995 AND
AS AMENDED OCTOBER 19, 1995
PAGE 2


accomplished over the period. Now, with the corporate restructuring essentially complete, the focus of the '96-'98 Plan is to increase shareholder value, primarily through annual increases in BTP. A comparison of the bonus target criteria between the old and new plans is as follows:

        CRITERIA                       '93-'95          '96-'98
Tactical plan operating income            35%              30%
Tactical plan objectives                  30%              15%
Tactical plan cash flow                   10%              10%
Return on investment 20%                  15%              10%
Operating income growth 7.5%              10%              30%
Productivity growth 6%                     0%               5%
     Total                               100%             100%

Consistent with the overall objective of the '96-'98 Plan to increase BTP over the prior period, the "growth" criteria, operating income growth and productivity growth have been increased to provide the proper focus for the Divisions.

Each individual criteria for the annual cash bonus will stand on its own merit and no bonus will be paid for the performance against the criteria that is less than 80% of the target. In the event that a "hurdle" rate, such as tactical plan targets, ROI, growth, etc are exceeded, then the relative points awarded under that criteria may exceed the amount shown above by the ratio of the actual over the target. As a result, based upon the measurable criteria, the bonus paid out could be more than 100% of the target bonus.

An example of how a bonus could exceed 100% of the target bonus is set forth below:

        CRITERIA                        Actual     Plan points     Bonus points
Tactical plan operating income           120%           30%              36%
Tactical plan objectives                 100%           15%              15%
Tactical plan cash flow                   90%           10%               9%
Return on investment 20%                  25%           10%              12%
Operating income growth 7.5%              10%           30%              40%
Productivity growth 6%                     8%            5%             6.5%
    Total                                100%          100%           118.5%

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INCENTIVE COMPENSATION PLAN 1996-98
AS APPROVED BY THE BOARD OF DIRECTORS JULY 12, 1995 AND
AS AMENDED OCTOBER 19, 1995
PAGE 3


Under the above scenario, the actual bonus to be paid would be 118.5% of the respective 2% and .6% for Division staff and Presidents. The excess over 100% has no effect on the DEV portion of the bonus.

Division Presidents, who in the past received a cash bonus equal to 50% (i.e., 1%) of that paid into the staff pool, has a pool established at 30% (or .6%) of that established for the division staff. This reflects the desire to have Division Presidents rewarded more as entrepreneurs who are paid upon the sale of their business than as caretakers who complete each year and do not necessarily have the longer term goal in mind. This reduction of 40% compared to the prior years' plan is compensated for by establishing the Long Term component of the plan, as discussed below.

The add-on restricted stock bonus would be reduced from the old plan's 25% to 10%. Criteria for awarding bonuses (operating income to tac plan, 20% return on equity, cash flow objectives, 15% annual operating income growth, and strategic/operational goals) are generally the same, as shown above, however, 6% annual productivity increases will become one of the "bogies" for earning annual cash bonuses.

LONG TERM INCREASE IN SHAREHOLDER VALUE BONUS

The second bonus component will be based upon the relative contribution to increased shareholder value over a three year period as determined by the market place. This component, in essence, determines a value for each operating division based upon its Earnings before interest and taxes ("EBIT") and TTC's Price Earnings multiple ("PE"). This PE is independently established in the stock market and is a reflection of the value placed upon TTC by investors. The increase in value of the entity over the three year term of the Plan (DELTA ENTERPRISE VALUE, OR "DEV") would be determined and, to the extent that DEV exceeded a hurdle rate of return, established by the Board and commensurate with the long term financial goals of TTC, then 2.0% of that excess increase in value would be paid to the Division President, in cash, at the end of the measurement period (generally, 3/31/98).

The '96-'98 Plan therefore provides participants the opportunity to realize a bonus not only by increasing annual earnings and achieving annual operating, financial, and personal goals, but also for a achieving an increase in the value of the company as a whole as expressed by a higher PE ratio. The correlation with the PE ratio ties this portion of the bonus directly to real, long term increases in shareholder value. However, out of fairness
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INCENTIVE COMPENSATION PLAN 1996-98
AS APPROVED BY THE BOARD OF DIRECTORS JULY 12, 1995 AND
AS AMENDED OCTOBER 19, 1995
PAGE 4


to the individual divisions, in order to avoid a "penalty" as a result of a bear market, or the failure of another business unit, a floor PE, equal to that at the beginning of the initial measurement period for "Enterprise Value", i.e., that at 3/31/95, would be established. The ending DEV then would be determined using a PE not lower than the floor PE as established at the beginning of the '96-98 Plan.

ENTERPRISE VALUE of a division will be determined by multiplying the division's BTP (with corporate fees, interest and any accrued bonuses added back) by the EBIT multiple. BTP will be that determined upon the completion of the year end certified audit. Local third party debt will be subtracted in arriving at net enterprise value, at the beginning and end of the measurement period.

THE EBIT MULTIPLE is derived using TTC's PE ratio based upon the average closing price for the ten days following the release of the current fiscal year end earnings (May 17, 1995) divided by the per share income from continuing operations for that fiscal year ($1.45). The resultant PE ratio is then multiplied by TTC's ratio of Net Income from continuing operations to EBIT in order to obtain the EBIT multiple. For the seven trading days following the release of FY'95 earnings, the average PE was approximately 8 times. For FY'95 net income from continuing operations was $7 million and EBIT was $12.7 million, yielding a ratio of 55%. Multiplying this ratio times the PE of 8 yields an EBIT multiple of 4.5.

To determine Enterprise Value, using the above EBIT multiple on Breeze Industrial's FY'95 results, yields an enterprise value of $35.8 million at the end of FY'95. The final beginning Enterprise Value, for purposes of calculating DEV under the bonus plan, would not be determined until the closing trades on June 1, 1995 are reported, thus completing the ten day trading period.

The DEV Hurdle Rate has been established at 12% by the Board of Directors. This rate is established to represent the overall return an investor would seek at the beginning of the three year measurement period. To the extent that the actual realized return only meets that expectation, no DEV bonus would be paid, as the increase in shareholder value would not be considered "above average" or "outstanding", the criteria for earning a bonus. However, to the extent that the hurdle was exceeded, then an increase in shareholder value beyond the expectations of the market has been deemed delivered, and participants in the plan will truly have earned a bonus based upon delivering increases in shareholder value. The DEV bonus payout has been established at 2% of the excess of
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INCENTIVE COMPENSATION PLAN 1996-98
AS APPROVED BY THE BOARD OF DIRECTORS JULY 12, 1995 AND
AS AMENDED OCTOBER 19, 1995
PAGE 5


the DEV required using the compounded hurdle rate. The "target" Enterprise Value will be determined in June, 1995. An annual statement of "Interim" Enterprise Value will be circulated amongst the divisions at the end of FY'96 and FY'97 in order to communicate progress towards the DEV goal and to provide measurement points in the event of certain events.

There is no ceiling or cap placed upon the bonuses to be paid. The DEV PE floor ratio would be established as previously noted.

IN THE EVENT OF THE SALE OF A DIVISION, the final Enterprise Value will be the selling price of the Division and the DEV bonus will be calculated on the difference between the final Enterprise Value and the Base Enterprise value.

IN THE EVENT OF THE SALE OR MERGER OF TRANSTECHNOLOGY, the final Enterprise Value will be calculated using the PE ratio which results from the transaction's selling price per share of TTC stock against the most recent fiscal year end earnings data.

IN THE EVENT OF TERMINATION OF EMPLOYMENT, DEATH, OR DISABILITY, bonus calculation rules will be applied as are currently done for longevity, however, the final DEV bonus for such participants will be calculated using the PE ratio and EPS at the end of the current fiscal year as if it were the final year of the Plan.

IN THE EVENT OF A CHANGE IN CONTROL, as defined in the Long Term Incentive Plan approved by the shareholders, the Enterprise Value would be calculated using the EBIT multiplier based on a PE derived from the average closing price of TT stock for the ten trading days immediately preceding the change in control and the EPS from the most recent fiscal year ended prior to the change in control or the trailing four fiscal quarters, whichever is greater, (adjusted for actual shares outstanding prior to the change in control). Within ten days of a change in control occurring, the bonus pool under the resultant DEV calculation will be paid out in cash to the participants.

For purposes of this plan, A GROUP DIRECTOR will be treated as a President of the entire group with any bonus calculated based upon the operations of the group on a consolidated basis. PRESIDENTS OF BUSINESS UNITS WITHIN A GROUP will be treated as Division Presidents. In a case where a Group Director also acts as a Division President, in recognition of the fact that the second in charge at the local operation in essence performs the role of a local Division President, the Group Director shall designate the person to be

INCENTIVE COMPENSATION PLAN 1996-98
AS APPROVED BY THE BOARD OF DIRECTORS JULY 12, 1995 AND
AS AMENDED OCTOBER 19, 1995
PAGE 6


treated, for purposes of this Plan, as Division President. In no instance may a Group Director receive a bonus as Group Director and Division President.

INCENTIVE COMPENSATION PLAN 1996-98
AS APPROVED BY THE BOARD OF DIRECTORS JULY 12, 1995 AND
AS AMENDED OCTOBER 19, 1995
PAGE 7


                             CORPORATE OFFICE POOLS

ANNUAL CASH BONUSES

The Plan will have two components. The first is a bonus to be paid in cash annually at the conclusion of the fiscal year end audit, as is currently done. The '93-'95 Plan bonus pool for the corporate office pools, combined, was 2.5% of BTP before the bonus. Under the '96-98 Plan, this pool would change to 3.25% of net after tax income from continuing operations. This change of measuring the the pool from BTP to after tax earnings serves as a reduction of annual cash bonuses by approximately 60%. Criteria for awarding bonuses are as set forth below:

                                        Officers       Officers        Staff
        CRITERIA                        '93-'95        '96-'98        '96-98
Tactical plan operating income             35%            30%           20%
Personal plan objectives                   30%            15%           40%
Tactical plan cash flow                    10%            10%            5%
Return on investment 20%                   15%            10%            5%
Operating income growth 7.5%               10%            30%           25%
Productivity growth 6%                      0%             5%            5%
    Total                                 100%           100%          100%

Each individual criteria for the annual cash bonus will stand on its own merit and no bonus will be paid for performance against the criteria that is less than 80% of the target. No bonus pool will be paid against the criteria that is less than 80% of target. As in the Division bonus program, performance in excess of 100% of goal for operating income, cash flow, return on investment, operating income and/or productivity growth may result in bonus points exceeding 100% of the target bonus.

INCENTIVE COMPENSATION PLAN 1996-98
AS APPROVED BY THE BOARD OF DIRECTORS JULY 12, 1995 AND
AS AMENDED OCTOBER 19, 1995
PAGE 8


In the old plan, there were two separate pools for the corporate officers/staff and other corporate staffers received subjective bonuses unaffiliated with hard targets or measurements. In the new plan, the pool has been slightly increased but the number of participants broadened. Allocations of the corporate pool are as follows:

        CEO                      30.46%
        COO                      20.31%
        CFO                      16.92%
        VP Operations            13.04%
        General Counsel           8.46%
        Corp. Staff              10.80%
                                 -----
        Total                    100%

Bonus awards from the pool for non-officers would be based 40% upon the achievement of personal objectives and 60% upon the achievement of corporate goals. Personal goals must be established by department heads jointly with the participants, in writing, at the beginning of the fiscal year and made subject to review at year end, prior to recommendation of bonus payments.

Corporate Officers will receive an add-on bonus in restricted stock equal to 10% of the annual cash bonus, similar to that feature in the Division's plans. Current criteria for meeting non-financial objectives and goals generally remain unchanged, although the productivity increase standard has been added to the corporate goals as a bonus criteria.

LONG TERM INCREASE IN SHAREHOLDER VALUE BONUS

The Corporate Office will have a single DEV pool which will be based upon changes in Enterprise Value using the PE ratio calculated using the same methods as that for the Divisions applied to Net income (after tax) from continuing operations for the period. There would be no adjustment to an EBIT multiplier for the Corporate Office pool. Payout procedures and timing are the same as that used in the Divisions. The DEV component of the Corporate Office pool will be paid in cash upon the conclusion of the FY'98 year end audit and the ten day stock trading period following the release of the audited earnings. The DEV bonus pool, which will equal 5% of the excess DEV over the 12% hurdle rate, will be allocated in the same manner as the annual cash bonus pool as reflected above.